SECUR 06008029 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Information Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2545 Highland Avenue, Suite 200
(No. and Street)

Birmingham (City) Alabama (State) 35205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William A. Terry 205-933-8664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones & Kirkpatrick, P.C.
(Name – *if individual, state last, first, middle name*)

300 Union Hill Drive, Suite 100 (Address) Birmingham (City) Alabama (State) 35209 (Zip Code)

RECEIVED MAR 0 6 2006 152

PROCESSED JUN 1 9 2006 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Information Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public My Commission Expires: 8/27/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLAND INFORMATION SERVICES, INC.

BIRMINGHAM, ALABAMA

DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS

Jones & Kirkpatrick, P.C.
Certified Public Accountants
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

George H. Jones III, CPA
Richard E. Kirkpatrick, CPA
Jennifer V. Segers, CPA
Andrew D. McMakin, CPA

February 9, 2006

The Board of Directors and Stockholders
Highland Information Services, Inc.
Birmingham, Alabama

We have audited the accompanying statements of financial condition of Highland Information Services, Inc. (the Company) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Information Services, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones & Kirkpatrick, P.C.

Certified Public Accountants

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash	$ 1,028	$ 922
Receivable from brokers, dealers and clearing organizations	1,511	4,378
Securities owned:		
Marketable, at market value	98,043	96,059
Not readily marketable, at estimated fair value	7,800	3,300
TOTAL ASSETS	$ 108,382	$ 104,659
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 500	$ 500
Stockholders' Equity:		
Common stock, $ .01 par value; 10,000 shares authorized, 1,500 shares issued and outstanding	15	15
Additional paid-in capital	11,261	11,261
Retained earnings	96,606	92,883
Total Stockholders' Equity	107,882	104,159
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 108,382	$ 104,659

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissions and fees	$ 830,770	$ 406,149
Interest and dividends	3,971	3,646
Trading gain (loss)	(1,986)	(775)
	832,755	409,020
Expenses:		
Commission rebates	173,964	76,569
Professional fees	10,205	11,712
Other operating expenses	78,893	56,065
	263,062	144,346
Net Income	$ 569,693	$ 264,674

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	$ 15	$ 11,261	$ 93,209	$ 104,485
Net income	-	-	264,674	264,674
Cash dividends	-	-	(265,000)	(265,000)
Balance at December 31, 2004	15	11,261	92,883	104,159
Net income	-	-	569,693	569,693
Cash dividends	-	-	(565,970)	(565,970)
Balance at December 31, 2005	$ 15	$ 11,261	$ 96,606	$ 107,882

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2005 and 2004

Balance at December 31, 2003	$ -
Activity during the year	-
Balance at December 31, 2004	-
Activity during the year	-
Balance at December 31, 2005	$ -

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 569,693	$ 264,674
(Increase) decrease in operating assets:		
Receivable from brokers, dealers and clearing organizations	2,867	(3,375)
Securities owned	(6,484)	(2,871)
Increase (decrease) in operating liabilities:		
Accounts payable	-	500
Net cash provided by operating activities	566,076	258,928
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash dividends	(565,970)	(265,000)
Net cash used in financing activities	(565,970)	(265,000)
Net Increase (Decrease) in Cash	106	(6,072)
Cash at Beginning of Year	922	6,994
Cash at End of Year	$ 1,028	$ 922

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Highland Information Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company derives its income from a commission cost recapture program and commissions from trades from SEC registered investment advisors. All security transactions are cleared through other brokerage firms. Broadcort Correspondent Clearing Division of Merrill Lynch, Pierce, Fenner & Smith, Inc. and Bear Stearns Security Corporation served as the primary clearing firms. The Company also receives certain fees from a certain fund manager who manages various funds for clients of Highland Associates, Inc. (see Note 5).

Securities transactions and related revenues are recorded in the accounts on a settlement date basis, which approximates the results of operations on a trade date basis.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Company's income tax status is that of an S corporation; therefore, taxable income is includable in the personal income tax returns of the stockholders and there are no income taxes recorded in the accompanying financial statements.

Concentrations of Credit Risk- The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The balance shown as receivable from brokers, dealers and clearing organizations represents commission income receivable from its clearing firms. Receivables are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus receivables do not bear interest. Accounts are considered past due based on their contractual terms. Receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are deemed uncollectible and therefore no allowance is considered necessary.

3. SECURITIES OWNED

The Company owns shares in a mutual fund which invests in medium-term municipal debt securities, which are carried at market value. Unrealized gains and losses are included in income. Unrealized gains (losses) were $(2,134) and $(889) at December 31, 2005 and 2004, respectively.

The Company also owns warrants of the NASD to purchase shares of common stock of the NASDAQ Stock Market, Inc. under a plan of reorganization of the NASD. During 2005, the Company exercised certain of the warrants to obtain 300 shares of a voting trust of shares of common stock of the NASDAQ Stock Market, Inc. The warrants and shares are carried at cost, which approximates fair value.

4. NET CAPITAL REQUIREMENTS

As a broker-dealer registered with the Securities and Exchange Commission (SEC), the Company is prohibited from engaging in any security transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the Uniform Net Capital Rule of the SEC. The SEC may also require a member organization to reduce its business if its net capital ratio (aggregate indebtedness divided by net capital) exceeds 12 to 1, and may prohibit expansion of its business if the ratio exceeds 10 to 1. The uniform net capital rule of the SEC requires that a minimum of $5,000 net capital be maintained at all times. On August 15, 1991, the Company entered into an agreement with its clearing firm, Merrill Lynch, Pierce, Fenner & Smith, Inc., which requires the Company to maintain at all times a net capital of at least $50,000. At December 31, 2005, the Company had net capital of $88,219, which was $83,219 in excess of its SEC required net capital of $5,000, and $38,219 in excess of net capital specified in its agreement with Merrill Lynch, Pierce, Fenner & Smith, Inc.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company and Highland Associates, Inc. are under common ownership and common control. Both companies share personnel and office equipment, and generally combine their operations in order to operate more efficiently. All common overhead expenses are paid by Highland Associates, Inc. In 2004, the Company began reimbursing Highland Associates, Inc. for certain overhead expenses. The total amount reimbursed in 2005 and 2004 was $6,000 and $5,000, respectively. Of this amount, $500 was payable to Highland Associates, Inc. at December 31, 2005 and 2004. The Company also serves as broker dealer for Highland Ventures, LLC, which is also related through common ownership and common control. No commissions reflected in the statement of income are from trades for Highland Ventures, LLC. Beginning in 2004, the Company also received certain fees from an unrelated fund manager, who manages various funds for clients of Highland Associates, Inc. Such amounts received were $601,703 and $286,230 in 2005 and 2004, respectively.

SUPPLEMENTARY INFORMATION

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2005

Net Capital:

Total stockholders' equity from statement of financial condition	$ 107,882
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	107,882
Additions	-
Total capital and allowable subordinated liabilities	107,882
Deductions and/or charges	(12,800)
Net capital before haircuts on securities positions	95,082
Haircut on exempted security	(6,863)
Net Capital	$ 88,219

Computation of Minimum Net Capital Requirements:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 33
Minimum dollar net capital requirements	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 83,219
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$ 88,169

Computation of Aggregate Indebtedness:

Total aggregate indebtedness - liabilities from statement of financial condition	$ 500
Ratio of aggregate indebtedness to net capital	1.00%

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

RECONCILIATION OF COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
For the Year ended December 31, 2005

There were no material differences in the aggregate amount or in individual amounts between net capital as computed and reported in this schedule and net capital computed and reported in the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2005.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

INFORMATION PURSUANT TO THE RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTIVE PROVISION)
For the Year ended December 31, 2005

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)(1) – Limited business

B. (k)(2)(i) - "Special account for exclusive benefit of customers" maintained

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis: X

Name of clearing firms:
Merrill Lynch, Pierce, Fenner & Smith, Inc. (File Number 8-7221)

There were no material differences between the above information and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2005.

Report of Independent Auditors on Internal Accounting Control

Jones & Kirkpatrick, P.C.
Certified Public Accountants
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

George H. Jones III, CPA
Richard E. Kirkpatrick, CPA
Jennifer V. Segers, CPA
Andrew D. McMakin, CPA

February 9, 2006

The Board of Directors
Highland Information Services, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of Highland Information Services, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones & Kirkpatrick, P.C.

Certified Public Accountants